Contact

www.linkedin.com/in/robertguterma
(LinkedIn)

Top Skills

Strategy
Business Transformation
Digital Media

Languages

Spanish (Professional Working)
English (Native or Bilingual)
Chinese (Full Professional)

Robert Guterma

CEO at a China-focused news, data, and business services platform
Charlottesville, Virginia, United States

Summary

In May 2019, I took over as COO and Chief Product Officer at
SupChina, where I am leading the launch of multiple new products
and revenue streams, alongside rapid audience growth and overall
professionalization and scaling of the company.

I also serve as the fractional CFO/COO for a digital communications
and strategy consultancy called Bantam Communications. Bantam
works with the leading clean energy developers across the United
States to build communities of clean energy supporters who
understand the economic benefits of clean energy developments.

Previously, I spent 10+ years in management consulting, during
which time I led operational due diligence and operational
improvement engagements for Fortune 500 and private equity
clients. I have also co-founded and/or held a leadership role in two
venture-backed and two bootstrapped startup efforts in verticals
ranging from financial services to fashion apparel, that collectively
had mixed results.

Fluent in Mandarin Chinese and Spanish, basic German. Lived in
Shanghai, China, for eight years, and Berlin, Germany, for two years.

Experience

The China Project
3 years 8 months

Chief Executive Officer
October 2022 - Present (3 months)
New York, New York, United States

The China Project is a China-focused provider of independent news, data, and
business services.

Chief Operating Officer
May 2019 - September 2022 (3 years 5 months)

Greater New York City Area

The China Project is a New York-based, China-focused news, information, and business services platform. We inform and connect a global audience of 3 million monthly readers regarding the business, technology, politics, culture, and society of China.

Bantam Communications

Strategic and Financial Advisor
February 2018 - September 2022 (4 years 8 months)
Charlottesville, Virginia Area

Bantam Communications an ESG- and impact-focused communications and marketing agency founded in 2015 in Charlottesville, Virginia. Bantam services include communications and public relations strategy, paid media and digital marketing, web development, graphic design, and creative content and media production.

Bantam works with the largest clean energy companies in the U.S. in addition to a range of smaller and mid-sized companies, all of whom are working to build a more sustainable, healthier, and more equitable future.

Point86

Partner, Private Equity Practice Lead
August 2016 - June 2019 (2 years 11 months)
Greater New York City Area

Point 86 is a boutique firm that specializes in financial and operational due diligence and M&A integration / transformation for Fortune 1000 and private equity portfolio companies.

Our practice areas include operations, sourcing and procurement, S&OP, logistics, and organizational effectiveness.

Whitewater Research

Founder and Director
February 2015 - October 2016 (1 year 9 months)
Greater New York City Area

Whitewater Research is a software startup company that develops compliance workflow and research management tools for financial services clients.

Bob was an initial founder of Whitewater Research and remains actively involved in the company as a director.

Capvision International

3 years 1 month

Managing Director, EMEA and North America
September 2013 - February 2015 (1 year 6 months)
Berlin Area, Germany

Capvision International is a Berlin-based research and investment advisory services firm that specializes in supporting Chinese investment funds and corporations that are making investments and acquisitions in overseas markets, including the United States, Europe, the Middle East, and Africa.

Bob founded the company's overseas presence and served for two years as the Managing Director for the EMEA and Americas regions -- pretty much everything West of Asia.

Chief Compliance Officer
February 2012 - September 2014 (2 years 8 months)
Shanghai, China

Capvision Partners is among the largest independent providers of research, advisory, and information services in the Asia Pacific region. Founded and headquartered in Shanghai, China, the company now has offices on three continents.

Bob served for more than two years as the company's Chief Compliance Officer -- which in this industry is a role central to the daily operations and long-term success of the company, involved in everything from sales and on-boarding of new clients and operational management through to finance and IT infrastructure.

Control Risks

3 years 8 months

Senior Consultant
December 2010 - February 2012 (1 year 3 months)
Shanghai, China

Control Risks is an independent, global consultancy specializing in risk management, pre-investment due diligence and other consulting services. We help some of the most influential organisations in the world to understand and manage the risks and opportunities of operating in complex global environments.

Bob served as a Senior Consultant in Control Risks's Asia Pacific team, managing a team that handled a broad range of pre-transaction due diligence and post-transaction consulting engagements.

Consultant, Corporate Investigations
July 2008 - January 2011 (2 years 7 months)
Shanghai

Control Risks is an independent, global consultancy specializing in risk management, pre-investment due diligence and other consulting services. We help some of the most influential organisations in the world to understand and manage the risks and opportunities of operating in complex global environments.

Bob served as a Senior Consultant in Control Risks's Asia Pacific team, managing a team that handled a broad range of pre-transaction due diligence and post-transaction consulting engagements.

The Foreign Hand LLC
Co-founder and President
January 2007 - August 2008 (1 year 8 months)
Shanghai, China / Washington, DC

The Foreign Hand LLC was an investment company that sought to bring Western dining and hotel concepts to the then-nascent and underdeveloped hospitality market in Shanghai, China, and other cities throughout China.

Robert Guterma was one of the company's two co-founders and also served as its President prior to the conclusion of the company's operations during the onset of the global financial crisis of 2008.

Control Risks
Intern
January 2006 - August 2006 (8 months)

Education

Georgetown University
BA, Economics · (2003 - 2007)

East China Normal University

Certificate, Chinese Langauge, Chinese Economic and Political Systems, Business Practices in China · (2005 - 2006)

Deerfield Academy
High School, Economics · (2000 - 2003)